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   Arch Communications Group, Inc.                   Paging Network, Inc.
   1800 West Park Drive, Suite 250                    14911 Quorum Drive
       Westborough, MA 01581                           Dallas, TX 75240


                                 August 3, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn: Barry N. Summer
      Kathleen Krebs
      Raymond Be

      Re:   Arch Communications Group, Inc. Form S-4
            Arch Communications Group, Inc. Proxy Materials
            Paging Network, Inc. Proxy Materials
            (File No. 333-95677)

Ladies and Gentlemen:

      1. Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Arch Communications Group, Inc., a Delaware corporation ("Arch"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of Arch's Registration Statement on Form S-4 (File No. 333-95677), together with all amendments, annexes and exhibits thereto (the "Registration Statement"). Arch requests withdrawal of the Registration Statement because, due to the involuntary bankruptcy petition that was recently filed against Paging Network, Inc., a Delaware corporation ("PageNet"), Arch will now be issuing shares of its common stock to stockholders of PageNet pursuant to the exemption from registration afforded by Section 1145 of the U.S. Bankruptcy Code. No shares of common stock of Arch or PageNet have been or will be issued or sold under the Registration Statement.

      Arch further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

      2. PageNet hereby withdraws its preliminary proxy materials filed pursuant to Rule 14b-6(a) under the Securities Exchange Act of 1934, which heretofore formed part of the Registration Statement because the solicitation of PageNet's stockholders will now be conducted under chapter 11 of the U.S.
Bankruptcy Code.
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      3. Arch's preliminary proxy materials filed pursuant to Rule 14b-6(a) are not withdrawn. Arch intends to solicit its stockholders by means of definitive proxy materials as soon as all outstanding comments have been resolved.

      If you have any questions or comments or require further information or documentation, please do not hesitate to call J. Roy Pottle at (508) 870-6700 or Edward Young, Esq. at (617) 526-6659.

Sincerely,

/s/ J. Roy Pottle                         /s/ John P. Frazee, Jr.

J. Roy Pottle                             John P. Frazee, Jr.
Executive Vice President and              Chairman and Chief Executive Officer
Chief Financial Officer                   of Paging Network, Inc.
of Arch Communications Group, Inc.